UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


10036039

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ANNUAL AUDITED REPORT FORM X-17A-5 /A PART III

SEC FILE NUMBER
8- 40375

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY) *

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Gardner Rich LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

401 S. Financial Place
(No. and Street)

Chicago	Illinios	60605
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Collene Carlson — 312-922-3333 (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

One South Wacker Drive, Suite 800	Chicago	Illinios	60606-3392
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 10 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Collene Carlson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gardner Rich LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

CCO

Title


NOTARY PUBLIC
OFFICIAL SEAL
STATE OF ILLINOIS
NANCY J SIMENSON
MY COMMISSION EXPIRES
MARCH 26, 2013

Notary Public March 9, 2010

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report

To the Member
Gardner Rich LLC
Chicago, Illinois

We have audited the accompanying statement of financial condition of Gardner Rich LLC (the Company) as of December 31, 2009 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Gardner Rich LLC as of December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Chicago, Illinois
February 26, 2010

Gardner Rich LLC

Statement of Financial Condition
December 31, 2009

Assets		
Cash and cash equivalents	$	951,958
Receivable from and deposit with clearing broker		105,725
Furniture and equipment		3,836
Prepaid expenses		6,035
Other assets		50,908
Total assets	$	1,118,462
Liabilities and Member's Equity		
Liabilities		
Accounts payable and accrued expenses	$	71,703
Liabilities subordinated to claims of general creditors		800,000
Member's equity		246,759
Total liabilities and member's equity	$	1,118,462

See Notes to Statement of Financial Condition.

Note 1. Nature of Organization and Significant Accounting Policies

Gardner Rich LLC (the Company), a wholly owned subsidiary of Gardner Rich LLC (the Parent), is a registered securities broker-dealer, introducing transactions of customers located primarily in the Midwest and East Coast regions of the United States on a fully disclosed basis through a clearing broker.

The Company does not hold funds or securities for, or owe funds or securities to, its customers, and therefore is exempt from the provisions of SEC Rule 15c3-3 based on Paragraph (k)(2)(ii) of the rule.

Accounting policies: In June 2009, the Financial Accounting Standards Board (FASB) issued the FASB *Accounting Standards Codification* (Codification), which is the single source of authoritative nongovernmental U.S. GAAP. The codification launched on July 1, 2009 and is effective for interim and annual periods ending after September 15, 2009. The Codification does not change GAAP, but combines all authoritative standards into a comprehensive, topically organized online database. After the Codification launched on July 1, 2009, only one level of authoritative GAAP exists, other than guidance issued by the SEC. All other accounting literature excluded from the Codification is considered non-authoritative.

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those amounts.

Cash equivalents: Cash equivalents are all highly liquid investments purchased with a maturity of three months or less.

Furniture and equipment: Furniture and equipment are carried at cost and depreciated by an accelerated depreciation method over the estimated useful lives of the assets.

Income recognition: Commission income and expense are recorded on trade date.

Income taxes: The Company is a single-member LLC and not separately liable for income taxes. The Member is responsible for the taxation of income or loss of the Company and, therefore, no provision for taxes is made in the accompanying financial statements.

The Company adopted FASB's guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. Management has determined that there are no material uncertain income tax positions.

The Company files income tax returns in U.S. federal jurisdiction, and various states. With few exceptions, the Company is no longer subject to U.S. federal, or state and local income tax examinations by tax authorities for years before 2006.

Note 2. Furniture and Equipment

Furniture and equipment at December 31, 2009 consist of:

Furniture and equipment	$	255,752
Accumulated depreciation and amortization		(251,916)
Net	$	3,836

Note 3. Liabilities Subordinated to Claims of General Creditors and Subsequent Event

The Company entered into an $800,000 cash subordinated loan agreement with the sole owner of the Parent (the Owner) that was approved as a satisfactory subordinated agreement by the Financial Industry Regulatory Authority (FINRA) effective November 13, 2009. The agreement provided for interest at 2 percent per annum and had a scheduled maturity date of November 13, 2010.

On February 22, 2010, the Owner initiated an accelerated repayment request whereby, upon approval by FINRA, the proceeds would be immediately contributed as equity by the Parent and may not be withdrawn from equity prior to November 30, 2010. Approval was issued by FINRA on February 26, 2010.

Note 4. Related Party

Pursuant to a consulting agreement, the Company pays consulting fees to the Member for a portion of certain commissions earned, which may be reduced under certain circumstances. No consulting fees were incurred for the year ended December 31, 2009. The Company paid a consulting fee to an entity affiliated by common ownership during the year ended December 31, 2009.

Note 5. Commitments and Contingencies

The Company leases office space from its Member on a month-to-month basis.

Note 6. Off-Balance-Sheet Credit and Market Risk

Securities transactions are introduced to and cleared through Merrill Lynch, Pierce, Fenner & Smith Inc., the Company's clearing broker. Under the terms of its clearing agreement, the Company is required to guarantee the performance of its customers in meeting contracted obligations. In conjunction with the clearing broker, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, customers may be required to deposit additional collateral or reduce positions when necessary.

Amounts on deposit at a bank, and receivables from and on deposit with the clearing broker represent concentrations of credit risk. The Company does not anticipate nonperformance by its bank or the clearing broker. In addition, the Company has a policy of reviewing, as considered necessary, the creditworthiness of the bank and the clearing broker with which it conducts business.

Note 7. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain "net capital" of 6-2/3 percent of "aggregate indebtedness" or $100,000, whichever is greater, as these terms are defined, and requires that the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1. The rule also provides that equity capital may not be withdrawn if the resulting net capital ratio exceeds 10 to 1.

Net capital and aggregate indebtedness change from day to day, but at December 31, 2009, the Company had net capital and net capital requirements of approximately $1,037,000 and $100,000, respectively. The Company's net capital ratio was 6.92 to 1. The net capital rule may effectively restrict member distributions.

Note 8. Subsequent Events

The Company evaluated subsequent events through the date these financial statements were issued.